UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

ATLANTIC POWER CORPORATION

(Name of Subject Company and Filing Person (Issuer) and Name of Filing Person (Offeror))

5.75% Series C Convertible Unsecured Subordinated Debentures due June 2019

(Title of Class of Securities)

04878QAQ6

(CUSIP Number of Class of Securities)

Jeffrey S. Levy, Esq.

Senior Vice President and General Counsel

3 Allied Drive, Suite 220

Dedham, Massachusetts

(617) 977-2400

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Craig B. Brod, Esq.

Pamela L. Marcogliese, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$62,725,000	$6,316.41

(1)                                 Calculated solely for the purposes of determining the filing fee based upon a transaction value of $62,725,000. The purchase price of the 5.75% Series C Convertible Unsecured Debentures due June 2019 (the “Debentures”), as described herein, is $965 per $1,000 principal amount outstanding. The Company is seeking to acquire up to $65,000,000 of Debentures resulting in an aggregate maximum purchase price of $62,725,000.

(2)                                 The amount of the filing fee equals $100.70 for each $1,000,000 of the value of the transaction.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,316.41	Filing Party: Atlantic Power Corporation
Form of Registration No.: Schedule TO	Date Filed: June 17, 2016

☐                                    Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) previously filed by Atlantic Power Corporation (the “Company”) on June 17, 2016.

The Schedule TO relates to the offer (the “Offer”) by the Company to purchase up to $65,000,000 aggregate principal amount of the Company’s outstanding 5.75% Series C Convertible Unsecured Subordinated Debentures due June 2019 (the “Debentures”) for cash, at the purchase price of US$965 per US$1,000 principal amount of Debentures, plus accrued and unpaid interest to, but not including, the payment date, upon the terms and subject to the conditions set forth in the Offer to Purchase and related Issuer Bid Circular, each dated June 16, 2016, as they may be amended and supplemented from time to time, and the related Letter of Transmittal, as it may be amended and supplemented from time to time, copies of which were attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

This Amendment is being filed to correct the CUSIP number for the Debentures on the facing page of the Schedule TO. This Amendment is being filed solely for such purpose and does not amend any other items.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATLANTIC POWER CORPORATION

	By:	/s/ James J. Moore, Jr.
		Name:	James J. Moore, Jr.
		Title:	President and Chief Executive Officer

Date: June 22, 2016

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